Guardian Athletics, Inc.
Statements of Comprehensive Income
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenue	$ 60,359.75	$ 22,067.56
COGS	3,965.45	95,096.19
Gross Profit	56,394.30	(73,028.63)
Expenses:		
Amortization expense	1,604.87	1,605.00
Depreciation expense	20,519.32	17,809.00
Office expenses	740.15	636.11
Utilities	14,292.75	3,216.41
Bank service and processing charges	4,125.92	1,337.31
Dues and subsriptions	2,091.55	6,758.42
Managment fees GAM Inc	5,125.00	54,032.00
Manufacturing expense	-	715.73
Marketing expense	30,724.15	36,000.00
Professional fees	85,394.58	141,307.33
Contractors	-	6,096.84
Hardware cost	-	1,784.10
Meals and Entertainment	484.41	1,404.19
Officer Salary	162,499.99	-
Rent expense	4,622.00	10,175.00
Travel expense	616.19	7,808.11
Insurance expense	23,011.34	19,249.92
Total operating expenses	355,852.22	309,935.47
Payroll Tax	3,452.25	-
Donations		100.00
Interest expense	773.43	15,336.09
Other Income (Grant)	(26,000.00)	(10,000.00)
Total Other (Income) and Expenses	(21,774.32)	5,436.09
Total expenses	334,077.90	315,371.56
Net loss	$ (277,683.60)	$ (388,400.19)